                                                                     EXHIBIT 8.2



                            ____________ ____, 2001



PanVera Corporation
545 Science Drive
Madison, Wisconsin 53711

        Re: Federal Income Tax Consequences of Merger between PanVera Corporation and Aurora Acquisition Corp.

Ladies and Gentlemen:

        We have acted as counsel for PanVera Corporation ("PanVera") in connection with the negotiation and execution of the Agreement and Plan of Merger and Reorganization by and among Aurora Biosciences Corporation ("Aurora"), Aurora Acquisition Corporation ("Aurora Sub") and PanVera dated as of November 16, 2000 (the "Agreement") pursuant to which Aurora Sub will be merged with and into PanVera (the "Merger"). This letter furnishes you with our opinion, as required pursuant to Section 7.3(e) of the Agreement, as to certain of the federal income tax consequences of the Merger.

        For purposes of the opinions set forth below, we have relied, with the consent of Pan Vera and the consent of Aurora and Aurora Sub, upon the accuracy and completeness of the statements and representations (which statements and representations we have neither investigated nor verified) contained, respectively, in the letter from PanVera dated the date hereof, and the letter from Aurora and Aurora Sub dated the date hereof (a copy of each of which is attached hereto and incorporated herein by reference) and have assumed that the statements in such letters will be true, complete and accurate as of the effective time. Such letters are referred to herein collectively as the "Tax Letters".

        The following is a description of the relevant terms of the transaction based on our examination of the Agreement and our understanding of the related factual background.

Parties

        PanVera is a corporation headquartered in Madison, Wisconsin. PanVera develops products and technologies that allow pharmaceutical companies to select and develop new drugs more rapidly and cost-efficiently. PanVera has produced hundreds of recombinant proteins for commercial sale, focusing on protein families that are of broad interest from a therapeutic perspective, including nuclear receptors, protein kinases and drug metabolizing enzymes. PanVera has one class of common stock outstanding. PanVera is not publicly traded.

PanVera Corporation
______________, 2001
Page 2


        Aurora designs, develops and commercializes propriety drug discovery systems and technologies to accelerate and enhance discovery of new medicines by the biopharmaceutical industries. Aurora is a leader in the innovation and commercialization of technologies that accelerate and enhance the discovery of new medicines. Aurora is currently developing a propriety biology and high technology platform comprised of a portfolio of propriety functional genomics technologies. Aurora's common stock (the "Aurora Common Stock") is listed on the NASDAQ National Market.

Proposed Transaction

        In the proposed transaction, PanVera will merge (the "Merger") with Aurora Sub, a wholly-owned subsidiary of Aurora. As a result of the Merger, PanVera shareholders will receive shares of Aurora Common Stock in exchange for their PanVera shares and holders of options to purchase PanVera common stock will receive options to purchase Aurora Common Stock in exchange for their PanVera options.

        The number of shares of Aurora Common Stock to be issued and reserved for issuance in the Merger is fixed at 1,900,000.

        Upon completion of the Merger, each share of PanVera common stock then outstanding will be converted into the right to receive that number of shares of Aurora Common Stock, called the "exchange ratio," that is equal to 1,900,000 shares of Aurora Common Stock divided by the sum of the number of shares of PanVera common stock issued and outstanding immediately prior to the effective time of the Merger plus the number of shares of PanVera common stock issuable for securities convertible or exchangeable into PanVera common stock that are issued and outstanding immediately prior to the effective time of the Merger. In addition, when the Merger becomes effective, each option to purchase PanVera common stock that is outstanding will be converted into an option to purchase a number of shares of Aurora Common Stock equal to the number of shares of PanVera stock subject to the option, multiplied by the exchange ratio. The Aurora options to be issued in the Merger will have terms which are substantially identical to the terms of the PanVera options they replace (for example, the term, exercisability, vesting schedule and other provisions will remain unchanged).

        No fractional shares will be issued. PanVera shareholders that otherwise would receive fractional shares will instead receive cash in an amount equal to the fractional share they otherwise would have received, multiplied by the closing sales price of Aurora Common Stock as quoted on the NASDAQ National Market on the last trading day prior to the closing date of the Merger.

PanVera Corporation
______________, 2001
Page 3


Conclusions

        Based on our examination of the Agreement, the foregoing description and the representations made to us, including the representations made in the Tax Letters, and assuming that the transaction is consummated in accordance with the terms of the Agreement, and that the Merger qualifies as a statutory Merger under the applicable laws of the State of Wisconsin, it is our opinion that for federal income tax purposes:

               The Merger will be a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"). PanVera, Aurora and Aurora Sub will each be "a party to the reorganization" within the meaning of Code Section 368(b).

        Our opinion is not, nor should it be construed or relied upon as, a guaranty, nor is it in any way binding on Internal Revenue Service. Our opinion is dated as of the date hereof and we do not undertake any obligation to update or supplement this opinion.

        We consent to the use of this opinion as an exhibit to the Registration Statement on Form S-4 being filed by Aurora to register the shares of Aurora Common Stock issuable in the Merger. In giving this opinion, however, we do not admit that we are "experts" within the meaning of Section 11 of the Securities Act of 1933, as amended (the "Act") or within the categories of persons whose consent is required by Section 7 of the Act.


                                             Very truly yours,



                                             GODFREY & KAHN, S.C.



                                       3